Schedule A

Funds	Percentage of Investment Management Fee	Effective Date
FT Cboe Vest US Equity Moderate Buffer ETF – January	50%	January 12, 2023
FT Cboe Vest US Equity Moderate Buffer ETF – February	50%	February 10, 2023
FT Cboe Vest U.S. Equity Enhance & Moderate Buffer ETF – March	50%	March 9, 2023
FT Cboe Vest US Equity Moderate Buffer ETF – March	50%	March 17, 2023